May 18, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549-0305
Attention:	Barbara C. Jacobs Jay Ingram

Re:       M-Systems Flash Disk Pioneers Ltd.
            Registration Statement on Form F-3/A
            File No. 333-129291
            Amended on May 5, 2006

Ladies and Gentlemen:
On behalf of our client, M-Systems Flash Disk Pioneers Ltd., an Israeli company (“M-Systems” or the “Company”), please find enclosed the Company’s responses to the comments of the Staff of the Securities and Exchange Commission that were contained in the letter from the Staff dated May 17, 2005 (the “Comment Letter”).  For ease of reference, each comment contained in the Comment Letter is printed therein and is followed by the Company’s response.
Should you wish to discuss the enclosed materials at any time please do not hesitate to contact Jeffrey Nadler, Esq (212-310-8387) of Weil, Gotshal & Manges LLP or Clifford M. J. Felig, Adv., of Meitar Liquornik Geva & Leshem Brandwein (011-972-3-610-3100).
                        Sincerely,

                                      /s/ Jeffrey Nadler
                                      Jeffrey Nadler
Enclosures

cc:       Ronit Maor, M-Systems Flash Disk Pioneers Ltd.
           Clifford M.J. Felig, Meitar Liquornik Geva & Leshem Brandwein

M E M O R A N D U M

Registration Statement on Form F-3/A

General

1.         Please disclose the restatement of your financial statements for the fiscal year ended December 31, 2004, which you are incorporating by reference into this Form F-3.  As necessary, include a discussion of how the restatement impacted your conclusions regarding the effectiveness of your disclosure controls and procedures and the existence of changes in your internal control over financial reporting.

The Company has responded to the Staff’s comment by adding disclosure prominently in the Registration Statement (in the Base Prospectus under a separate sub-heading called “Restatement” which appears in the section “Incorporation of Certain Documents by Reference”) that describes the restatement, including the impact of the restatement on the Company’s financial statements.  The Company believes that it is appropriate to place the restatement disclosure under the “Incorporation of Certain Documents by Reference” section because the Company’s amended annual report on Form 20-F/A for the 2004 fiscal year (which was amended due to the restatement) is listed as a document incorporated by reference into the Base Prospectus, and that is where the Company’s financial statements are referred to in the Base Prospectus.
The Company added further disclosure that the Company’s chief executive and chief financial officers have concluded that the restatement has not affected their prior conclusion, as set forth in the Company’s Annual Report on Form 20-F for fiscal 2004, regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2004.  In addition, the restatement has not resulted in any change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Shortly after the Company entered into the joint venture with Toshiba (the “Venture”), the Company’s management carefully considered and analyzed FIN 46R in determining how to account for the Venture.  In its original analysis of FIN 46R, the Company concluded that the Venture is a variable interest entity (“VIE”) under FIN 46R and that it and Toshiba are related parties that each hold a variable interest in the Venture.  Under FIN 46R, the party that is most closely associated with the Venture is the primary beneficiary of the Venture and therefore must consolidate the Venture.
The determination of which party is most closely associated with a VIE requires the application of judgment based on an analysis of all relevant facts and circumstances.  Indeed, as previously submitted to the Staff in the Company’s response of April 5, 2006, in the Company’s view some facts supported the conclusion that Toshiba was the party most closely associated with the Venture while other facts supported the conclusion that the Company was most closely associated with the Venture and the Company believed that the factors that supported the conclusion that Toshiba was most closely associated with the Venture were more persuasive.  The judgment made by the Company’s management was that the Company was not the primary beneficiary of the Venture under FIN 46R, which was based on an analysis of the relevant facts and circumstances.  As a result, the Company accounted for its investment in the Venture using the equity method. The Company’s independent auditors concurred with the Company’s conclusion at the time it was made.
In light of the Staff’s written comments on the Company’s Form 20-F for fiscal 2004 conveyed in a letter dated February 3, 2006 and subsequent discussions with the Staff, the Company reassessed whether Toshiba or the Company is most closely associated with, and therefore the primary beneficiary of, the Venture under FIN 46R.  As part of this reassessment, in response to the Staff’s comments and consistent with discussions with the Staff, the Company determined that it was appropriate to place greater emphasis than it had done before on certain factors under FIN 46R supportive of the conclusion that the Company is the primary beneficiary of the Venture.  Accordingly, the Company concluded that it should consolidate the Venture effective from January 1, 2004.  The Company’s independent auditors concurred with the Company’s conclusion.  The financial statements included in the Company’s Annual Report on Form 20-F were restated to reflect this conclusion.

Accordingly, as indicated above, the Company’s chief executive and chief financial officers concluded that the restatement has not affected their prior conclusion regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2004.  In addition, the restatement has not resulted in any change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  These conclusions were based on a careful consideration of the facts and circumstances giving rise to the restatement of the Company’s previously issued financial statements, including that:
(i)         the Company followed a thoughtful process in making its initial determination of the proper accounting treatment, including identifying the relevant accounting issues and deciding on the appropriate accounting treatment only after extensive consideration and analysis.  As mentioned above, the Company’s independent auditors concurred with the Company’s initial conculsion at the time it was made;
(ii)        although ultimately the Company changed its accounting for the Venture, the initial determination required the application of judgement and, in the Company’s view, the Company had reasonable basis and support for its initial conclusion that the Venture should be accounted for under the equity method of accounting;
 (iii)      the restatement was limited to one very discrete issue (i.e., the consolidation of one joint venture);
 (iv)      the restatement to consolidate the Venture was not indicative of a broader controls issue concerning the Company’s application of U.S. generally accepted accounting principles or otherwise;
(v)        the restatement did not give rise to the need to change any of the Company’s disclosure controls and procedures or internal controls over financial reporting; and
(vi)       the restatement does not affect the Company’s previously reported net income, shareholders’ equity or earnings per share.
Part II – Information Not required in Prospectus

2.         As appropriate, please provide the undertakings required by Items 512(a)(5) and (a)(6) as referenced by Item 10 of Form F-3.

The Company has responded to this comment by providing the undertakings required by Items 512(a)(5) and (a)(6) as referenced by Item 10 of Form F-3.

Exhibit 5

3.         Please file an updated legality opinion.

The Company has responded to this comment by filing an updated legality opinion.